Laudus Growth Investors U.S. Large Cap Growth Fund Exhibit 77M

On July 13, 2009, the UBS U.S. Large Cap Growth Fund, a series of The UBS Funds, was merged into the Laudus Growth Investors U.S. Large Cap Growth Fund, a series of Laudus Trust. The merger was approved by the Board of Trustees of the Laudus Trust on December 1, 2008. The shareholders of the UBS U.S. Large Cap Growth Fund approved the merger at a Special Meeting of Shareholders on June 26, 2009.